Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) September 13, 2026. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 CONTROL # VOTE BY E-MAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY FAX Mark, sign and date your proxy card and return it to 646-536-3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary Meeting to be held on Tuesday, September 15, 2026, at 10:00 a.m. local time at 10/F, Oxford Commercial Building, 494-496 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary Meeting of Shareholders Proxy Card — Top Wealth Group Holding Limited Proposal 1 DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS. FOR AGAINST ABSTAIN By a special resolution, that the Company adopt the fourth amended and restated memorandum and articles of association of the Company (the "Fourth A&R M&A"), in the form attached as Appendix A, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, with immediate effect from the date of passing this resolution, in order to reflect amendments to the memorandum and articles of association for housekeeping matters; and that any one or more directors and/or officers of the Company be and is/are hereby authorised, on behalf of the Company, to do all such acts and things and to execute, deliver and file all such documents, notices, confirmations, applications, instruments and filings as he/she/they may consider necessary, desirable or expedient to give effect to the adoption of the Fourth A&R M&A, and that the registered office service provider of the Company be and is hereby authorised and instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in respect thereof. Proposal 2 By an ordinary resolution, that the chairman of the Extraordinary Meeting be and hereby is authorised to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Extraordinary Meeting, there are not sufficient votes to approve the resolutions above. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

EXTRAORDINARY MEETING OF SHAREHOLDERS TOP WEALTH GROUP HOLDING LIMITED TO BE HELD ON 10:00 A.M. LOCAL TIME SEPTEMBER 15, 2026 (10:00 P.M. EASTERN TIME SEPTEMBER 14, 2026) Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement are available at: https://ts.vstocktransfer.com/irhlogin/TOPWEALTH DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Mr. Yuen Cheong Carp, LEE as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Top Wealth Group Holding Limited which the undersigned is entitled to vote at the Extraordinary Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted "FOR" all listed Proposals. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Top Wealth Group Holding Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)